Olivetree Financial, LLC

Statement of Financial Condition
December 31, 2017
(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 68603

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2017___ AND ENDING ___12/31/2017___

                                              MM/DD/YYYY   MM/DD/YYYY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OLIVETREE FINANCIAL, LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 LEXINGTON AVENUE

(No. and Street)

NEW YORK   **NY**   **10170**

   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

  Kenneth Savio   646 930-6695

                                                             (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeizerMazars LLP

(Name -- if individual, state last, first, middle name)

60 Crossways Park Drive West	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)





OATH OR AFFIRMATION

I, Kenneth Savio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olivetree Financial, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kenneth J Savio
Signature

Chief Executive Officer
Title

Notary Public

JANICE PARISE
Notary Public, State of New York
No. 41-4968956
Qualified In Queens County
Commission Expires July 9, 2018

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audi
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Olivetree Financial, LLC
Contents
As of December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors of Olivetree Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Olivetree Financial, LLC, (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company, as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Mazars USA LLP

We have served as the Company's auditor since 2012.

Woodbury, NY
March 1, 2018

MAZARS USA LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 – WWW.MAZARSUSA.COM

MAZARS USA LLP IS AN INDEPENDENT MEMBER FIRM OF MAZARS GROUP.

Praxity
MEMBER
GLOBAL ALLIANCE OF
INDEPENDENT FIRMS

Olivetree Financial, LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$	184,015
Due from brokers, clearing organizations and others		1,125,169
Due from parent		405,289
Research fee receivable		99,630
Security deposits		132,148
Prepaid expenses		46,385
Fixed assets, net of accumulated depreciation		178,553
Total assets	$	2,171,189

Liabilities and Member's Equity

Due to brokers, clearing organizations and others	$	686,685
Accrued expenses and other payables		336,676
Total liabilities		1,023,361
Member's equity		1,147,828
Total Liabilities and Member's Equity	$	2,171,189

The accompanying notes are an integral part of this Statement of Financial Condition.

1. **Organization and Nature of Business**

    Olivetree Financial, LLC (the "Company") is a wholly-owned subsidiary of Olivetree Financial Limited (the "Parent") and was formed on December 15, 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company distributes, to U.S. institutional investors and other U.S. registered broker dealers, the research of its Parent, a financial services firm authorized and regulated under the Financial Conduct Authority in the United Kingdom. The Company accepts and executes orders from U.S. institutional investors and U.S. broker-dealers primarily in relation to foreign securities covered by this research. The Company also accepts orders in relation to certain U.S. equity securities and American Depository Receipts. The Company may also act as a member of a selling group in selected underwritings on a best efforts basis and may conduct a private placement business. The Company transmits orders in foreign securities to the Parent for execution and clearing which is facilitated through a chaperoning agreement under Rule 15a-6 of the Securities Exchange Act of 1934.

    The Company operates under the provisions of Paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. The Company does not hold customer funds or securities and therefore it is exempt from the requirement of SEC Rule 15c3-3.

    The liability of the member for the losses, debts and obligations of the Company is generally limited to its contributions.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation
    The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

    Recent Accounting Pronouncements
    In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), ("ASU 2014-09"), which supersedes current revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures.

    In August 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, Deferral of Effective Date which deferred the effective date of the new standard to annual and interim periods within that reporting period beginning after December 15, 2017.The Company will adopt this ASU in January 2018 using a modified retrospective approach.

    The Company's accounting policies will not change materially since the principles of revenue recognition from ASU 2014-09 are largely consistent with existing guidance and current practices applied by the Company.

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company is evaluating the effect that ASU 2016-02 will have on its financial statements and related disclosures.

The following is a summary of the significant accounting policies followed by the Company.

Cash

The Company maintains its cash balances with financial institutions which, at times, exceed federally-insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on its accounts.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. The estimated useful life for computer and equipment is five years.

Expenditures for maintenance, repairs and minor renewals and betterments are charged to operations as incurred; renewals and betterments of a major character are capitalized. When property is retired, sold or otherwise disposed of, the cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized.

Revenue and Expense Recognition

Securities transactions and the related revenues and expenses are recorded on a trade-date basis as securities transactions occur. Research fees received in return for a research product, either directly from clients or from brokers, are recorded when services are delivered.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company has elected to be treated as a corporation for federal, state and local income tax purposes. The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that all or some portion of the deferred tax assets will not be realized.

3. **Clearing Agreement**

The Company introduces its customer transactions to a clearing broker with which it has a correspondent relationship for execution and clearance in accordance with the terms of a clearance agreement. In connection therewith, the Company is required to maintain a collateral account with its clearing broker that serves as collateral for any losses that the clearing broker may sustain as a

result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions. As of December 31, 2017, the Company has a receivable of $1,125,169 from brokers, clearing organizations and others which includes a fail to deliver in the amount of $686,685. The Company has also recorded a corresponding liability related to this fail which is reflected as Due to brokers, clearing organizations and others on the Statement of Financial Condition.

4. Fixed Assets

A summary of the cost and accumulated depreciation of fixed assets at December 31, 2017 is as follows:

Furniture and Equipment	$	349,845
Less: accumulated depreciation		(171,292)
	$	178,553

5. Commitments

On January 29, 2016, the Company entered into a Lease Assignment and Assumption agreement ("Lease") with a commencement date of March 1, 2016 for a new office space located in Suite 201, Two Stamford Plaza, 281 Tresser Boulevard, Stamford, CT. On May 29, 2017 the Company entered into an operating sublease agreement with a subtenant for this office space. Per the terms of the agreement the Company will receive monthly payments from the subtenant until the expiration date of February 27, 2019.

In June 2017, the Company entered into a Lease agreement ("Lease") for a new office space located at 420 Lexington Avenue, New York, NY 10170. The Company then entered into a Lease modification agreement on July 17, 2017 to modify certain terms of the lease.

Minimum annual rental commitments are as follows at December 31, 2017.

Year ending December 31,		Amount
2018	$	429,301
2019		240,116
2020		206,735
2021		212,420
2022		218,261
Thereafter		129,338
	$	1,436,171

The future minimal rental income from the Connecticut office space is as follows at December 31, 2017.

Year ending December 31,		Amount
2018	$	180,000
2019		30,000
	$	210,000

6. Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company executes, as agent, securities transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligations of the nonperforming party and, as a result, may sustain a loss if the value of the security is different from the contract amount of the transaction.

7. Related Party Transactions

The Company is economically dependent on its Parent and the Parent will continue to financially support the operations of the Company. The Company has a Commission Sharing Agreement (the "Agreement") with the Parent. Under terms of the agreement, the Parent Company executes and clears customer orders of foreign securities. Commission income associated with this agreement amounted to $957,610. In accordance with the Agreement, the Parent charged $191,522 to the Company in 2017 for execution and support costs.

8. Income Taxes

The Company provides for income taxes in accordance with the asset and liability method and recognizes deferred income taxes for the expected future tax consequences of differences in the book and tax bases of assets and liabilities and available net operating loss carryforwards.

At December 31, 2017, differences in depreciation methods, accrued expenses and net operating loss carryforwards gave rise to a net deferred tax asset of approximately $524,000 consisting of a deferred tax asset of $625,000 and a deferred tax liability of $101,000. A full valuation allowance is provided due to uncertainty of its realization. The valuation allowance went from approximately $696,000 to $524,000 during 2017.

As of December 31, 2017, the Company had net operating loss carryforwards of approximately $1,547,000 for federal, state and local purposes available to offset future taxable income. The net operating loss carryforwards expire commencing 2036 through 2037.

On December 22, 2017, the Tax Cut and Jobs Act was enacted, reducing the corporate income tax rate from 35% to 21%. The change in the federal tax rate resulted in a decrease in the deferred tax asset and the respective valuation allowance of approximately $227,000.

The Company adopted the general accounting principle regarding uncertain tax positions. Management believed that the Company does not have any uncertain tax positions as of December 31, 2017. Generally, the Company's tax returns are subject to examination by federal, state and local authorities for a period of three years from the later of the due date of such returns or the actual date the returns were filed.

9. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain a minimum net capital equal to $250,000. At December 31, 2017, the Company had net capital of $285,823, which exceeded the regulatory requirement by $35,823. The net capital did not exceed 120% of the capital requirement at December 31, 2017 and the Company made the required notification.